

July 6, 2010

Room 4631

James E. Cline
Vice President and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605

Re: Trex Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 26, 2010
File No. 001-14649

Dear Mr. Cline:

    We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Business, page 1

1. We note your disclosure in Note 15 to the financial statements that there are "seasonal trends in the demand for Trex." In future filings, please provide the information required by Item 101(c)(v) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19
2009 compared to 2008, page 23

2. You disclose on page 21 that you recorded in September 2009, an impairment charge
    of $23.3 million related to long-lived assets held at your Olive Branch facility. Please
    revise your results of operations section of MD&A, in future filings, to discuss the
    events and circumstances surrounding this charge and the status of this facility,
    including the remaining carrying value of assets related to this facility and whether or
    not you anticipate further impairments on the remaining assets.

3. You state on page 23 that your gross profit was impacted by inventory adjustments,
    including a $7.2 million charge in 2009 related to certain finished goods that are no
    longer saleable which management decided to reclaim. Please tell us and revise your
    inventory policy note, in future filings, to discuss the reclamation process and how
    this contributes to a favorable LIFO adjustment.

Liquidity and Capital Resources, page 25

4. We note your discussion on pages 3 and F-8 that sales to two of your distributors
    exceeded 10% of gross sales and four customers account balances exceeded 10% of
    total accounts receivable at December 31, 2009. Please revise future filings, to
    provide a discussion within Liquidity to discuss the effects of your customer
    concentrations on your liquidity and operations, specifically whether the loss of all or
    portion of the sales volume from a significant customer would have an adverse effect
    on you. Refer to Financial Reporting Codification 501.03.a.

5. Your risk factor disclosure on page 12 discusses how the failure to comply with any
    covenants in your existing or future financing agreements could result in a default
    under those agreements and other agreements containing cross-default provisions.
    Please revise your liquidity section, in future filings, to describe your cross-default
    provisions and the impact these cross-defaults could have on your results of
    operations, liquidity and ability to satisfy your obligations.

6. We note your covenant discussion on page 26. To the extent future non-compliance
    of any covenant in any of these agreements is reasonably likely, your disclosures
    should include the actual ratios/amounts for each period in order to compare the
    actual ratios/amounts to the required ratios/amounts as well as show the specific
    computations used to arrive at the actual ratios with corresponding reconciliations to
    US GAAP amounts, if necessary. We note your current disclosure discusses that the
    Company must maintain certain levels of tangible net worth, fixed charge coverage
    and debt to EBITDA ratios as well as the required amounts/ratios but does not include

actual amounts. The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

7. Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. For example, you disclose that operating cash flows were impacted by changes in working capital accounts, such as increases in inventory reductions offset by increases in accounts receivable. Your disclosure does not address why accounts receivable increased. In this regard we note that accounts receivables increased 131% in 2009 and 129% in the first quarter 2010. Please tell us and disclose, in future filings, the reasons for the changes in operating assets and liabilities, specifically addressing the significant increases in accounts receivable as this change has had a material impact on your operating cash flows. Given the significant impact that receivables has on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any variances in the corresponding turnover ratios.   Note this disclosure would enhance an investors understanding of your cash flows position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

8. As noted above, your accounts receivable balance increased 131% during 2009 and 129% in the first quarter of 2010. Your accounts receivable is material to earnings, cash flow and liquidity and directly impacts your revolving credit facility borrowing base, which we note you have drawn $28 million down during the first quarter 2010. We further note, in your first quarter 2010 Form 10-Q, that you have provided customers extended payment terms. Tell us your standard payment terms and extended payment terms (e.g. 30, 60, 90 days) and how much of your accounts receivable balances and sales relate to extended payment terms. Tell us how you determined that these fees, with extended payment terms, are fixed and determinable and revenue recognition is appropriate. Also tell us if you are experiencing collectability problems and how much of the March 31, 2010 accounts receivable balance has been collected to date.

Controls and Procedures, page 28
Remediation Efforts Related to Material Weakness in Internal Control Over Financial Reporting, page 29

9. We note your disclosure that "[o]ther than the matters described in Item 9A under 'Remediation of Material Weakness in Internal Control Over Financial Reporting,' during the fourth quarter ended December 31, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or that are

reasonably likely to materially affect, our internal control over financial reporting." Please tell us supplementally whether the remediation of material weakness occurred during the fourth quarter ended December 31, 2009. Note that the requirement to disclose changes in internal control over financial reporting only relates to changes in the most recent fiscal quarter. If you would like to disclose changes that took place in other quarters in future filings, please ensure that you clarify when the changes took place.

Definitive Proxy Statement
Information About Nominees and Continuing Directors, page 6

10. In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. We note your disclosures that several directors have "significant financial experience" or "significant business experience". Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Board of Directors and Committees of the Board of Directors, page 9

11. We note your disclosure that in May 2010 your board of directors named Ronald W. Kaplan, your President and Chief Executive Officer, to be Chairman upon the retirement of Andrew U. Ferrari. Because one person is serving as both Chief Executive Officer and Chairman of the board, please disclose what specific role the lead independent director plays in the leadership of the board and why you have determined that your specific leadership structure is appropriate given your specific characteristics or circumstances. Additionally, please disclose the extent of the board's role in risk oversight, such as how the board administers its oversight function, and the effect that this has on the board's leadership structure. See Item 407(h) of Regulation S-K.

Director Nominations Policy, page 11

12. We note your disclosure on page 12 stating that you consider diversity in identifying nominees for director. Please describe how you consider diversity in identifying nominees for director, including whether you have a policy with regard to the consideration of diversity in identifying director nominees, and if so, how you assess the effectiveness of this policy. See Item 407(c)(2)(vi) of Regulation S-K.

Compensation Discussion and Analysis, page 17
Annual Incentive Plan Compensation, page 21
Long-Term Compensation, page 22

13. We note that both your annual incentive plan compensation and long-term incentive awards are based on pre-established corporate goals. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance objective. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. Please advise.

14. Please elaborate on how incentive and long-term compensation amounts are determined when the performance measures upon which they are based are more or less than the targets. We note your disclosure that because the targets were exceeded in 2009, the cash bonuses were paid at a blended rate of 144% of target, and that long-term incentive awards were made at 100% of target. However, it is not clear how you arrived at these percentages.

15. Please disclose the reason(s) for selecting EPS and free cash flow as the performance metrics for annual incentive plan compensation, and EPS as the performance metric for long-term incentive awards. See Item 402(b)(2)(v)-(vi) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Compensation, page 22

16. We note your disclosure that the "compensation committee retains discretion to adjust the target percentage award…" Please disclose whether the compensation committee made any discretionary adjustments to a named executive officer's target percentage award and, if so, the factors considered in making this discretionary adjustment. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

17. We note that in 2009 the compensation committee approved changes to the long-term equity incentive program so that the award of SARs is no longer conditioned upon the attainment of any company performance target. Please describe the factors considered in making this adjustment, including how this decision fits into your overall compensation objectives and affects decisions regarding your other elements

of compensation, and what factors are now considered in awarding SARs. See Item 402(b)(1)(v)-(vi) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2010
Exhibits 31.1 and 31.2 – Section 302 Certifications

18. We note that you have replaced the word "report" with "quarterly report" in paragraph 2 of the certifications. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Erin Jaskot, Attorney at (202) 551- 3442 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief